UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Stoke Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

86150R107
(CUSIP Number)

Patrik Blochlinger
Chief Legal Officer
Rigmora (Switzerland) Ltd
Stockerstrasse 8
8002 Zurich, Switzerland
+41 44 287 2498
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 19, 2024 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86150R107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Blue Horizon Enterprise Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

4,967,621

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

4,967,621

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,967,621

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

9.4%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

*	See Item 5.
1
The percentages used herein and in the rest of this Schedule 13D are calculated based upon 52,647,799 shares of the Issuer’s common stock outstanding as of July 31, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024.

CUSIP No. 86150R107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Ezbon International Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

3,938,560

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

3,938,560

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,938,560

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

7.5%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

*	See Item 5.

CUSIP No. 86150R107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Montrago Trustees Limited

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,906,181

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,906,181

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,906,181

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

16.9%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

*	See Item 5.

CUSIP No. 86150R107	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Skorpios Trust

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

8,906,181

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

8,906,181

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,906,181

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%(1)

14		TYPE OF REPORTING PERSON (See Instructions)

CO

*	See Item 5.

CUSIP No. 86150R107	SCHEDULE 13D

Explanatory Note
This Amendment No. 2 (the “Amendment No. 2”) is filed by Skorpios Trust, Montrago Trustees Limited (“Montrago Trustees”), Ezbon International Limited (“Ezbon”) and Blue Horizon Enterprise Ltd. (“Blue Horizon” and, collectively, the “Reporting Persons”) and amends the Schedule 13D filed by the Reporting Persons on June 30, 2021, as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 18, 2024  (as amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On September 19, 2024, Blue Horizon sold 1,937,500 Shares of the Issuer in an open market transaction at a price of $14.05 per share.

Item 5. Interest in Securities of the Issuer

Items 5(a) - (c) of this Schedule 13D is hereby amended and restated as follows:

(a) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) The information reported in Item 4 is incorporated herein by reference. Other than as disclosed in that item, no transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement, dated as of September 23, 2024, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dates:  September 23, 2024

Blue Horizon Enterprise Ltd.

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Ezbon International Limited

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: September 23, 2024

Blue Horizon Enterprise Ltd.

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Ezbon International Limited

By:	/s/ Eleni Constantinou Kyriacou
Name:	Eleni Constantinou Kyriacou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director